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 FORM 3                                                OMB APPROVAL
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                                              OMB Number:       3235-0104
                                              Estimated average burden
                                              hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Casdin         Jeffrey

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   (Last)          (First)              (Middle)

230 Park Avenue,
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                   (Street)

New York,             NY                  10169
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   (City)           (State)               (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   March 13, 2001
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

   DUSA Pharmaceuticals Inc.        DUSA

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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [x] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (Specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   [] Form filed by One Reporting Person
   [x] Form filed by More than One Reporting Person
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TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security 2. Amount of     3. Ownership      4. Nature of Indirect
   (Instr. 4)           Securities       Form:             Beneficial
                        Beneficially     Direct (D)        Ownership
                        Owned            or Indirect       (Instr. 5)
                        (Instr. 4)       (I) (Instr. 5)


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common stock             1,975,300               I
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Nature of Indirect Beneficial Ownership (Intr. 4)    -------------------------


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Jeffrey Casdin is the managing member of Cooper Hill Partners, LLC. As the sole general partner of CLSP, L.P.; CLSP II, L.P.; CLSP/SBS I, L.P. and CLSP/SBS II, L.P. each a private investment partnership, Cooper Hill Partners, LLC has the power to vote and dispose of the securities owned by each of these partnerships and, accordingly, may be deemed the "beneficial owner" of such securities.

     Mr. Casdin is the managing member of Casdin Capital, LLC, the general partner of Cooper Hill Partners, L.P. Pursuant to an investment advisory contract, Cooper Hill Partners, L.P. currently has the power to vote and dispose of the securities held for the account of CLSP Overseas, Ltd. and, accordingly, may be deemed the "beneficial owner" of such Securities.

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* If the Form is filed by more than one Reporting Person, SEE instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                                                                        (Over)
                                                               SEC 1473 (7-96)
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FORM 3 (continued)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount
   (Instr. 4)                       Expiration Date          of Securities
                                    (Month/Day/Year)         Underlying
                                 -----------------------     Derivative
                                     Date     Expiration     Security
                                 Exercisable      Date       (Instr. 4)
                                                          --------------------
                                                             Title  Amount or
                                                                    Number of
                                                                     Shares
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4. Conversion or   5. Ownership Form of       6. Nature of Indirect
   Exercise Price     Derivative Security:       Beneficial Ownership
   of Derivative      Direct (D) or              (Instr. 5)
   Security           Indirect (I) (Instr. 5)

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**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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Explanation of Responses:
Note 1 The Reporting Person may be considered a "group" as explained in Table I,
Item 4.: however each member of the group disclaims beneficial ownership of any securities owned by such other persons.

If space is insufficient, SEE Instruction 6 for procedure.

DATED:  March 29, 2001

                                 /s/ Jeffrey Casdin
                                 For Cooper Hill Partners, LLC,
                                 the general partner of CLSP,
                                 L.P.; CLSP II, L.P.; CLSP/SBS
                                 I, L.P. and CLSP/SBS II, L.P.;
                                 and for Cooper Hill Partners,
                                 L.P. Investment Manager of
                                 CSLP Overseas, Ltd.

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Note 2